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2010 JUN 10 PM 4:43
SEC / TM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-53650

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DIVINE CAPITAL MARKETS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
39 BROADWAY, 36TH FLOOR
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIELLE HUGHES **(212) 344-5867**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN AND COMPANY
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

DIVINE CAPITAL MARKETS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

DIVINE CAPITAL MARKETS LLC
(A Limited Liability Company)
DECEMBER 31, 2009

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 8



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Divine Capital Markets LLC

We have audited the accompanying statement of financial condition of Divine Capital Markets LLC (a limited liability company) (the "Company"), a wholly owned subsidiary of Divine Holdings, LLC, as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Divine Capital Markets LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, as of January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes.



CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2010

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

DIVINE CAPITAL MARKETS LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	242,817
Receivable from clearing broker		410,013
Property and equipment, net of accumulated depreciation of $123,145		9,037
Prepaid expenses		54,999
Other assets		21,807
TOTAL ASSETS	$	738,673

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	327,879
Payable to Parent		13,302
Total liabilities		341,181
Commitments and contingencies (Note 9)		
Member's equity		397,492
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	738,673

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Divine Capital Markets LLC (the "Company") is a limited liability company organized in New York State. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's operations primarily consist of executing securities transactions on an agency basis, private wealth management, independent market research, and corporate finance consulting. The Company is a wholly owned subsidiary of Divine Holdings LLC (the "Parent" and sole member).

As a limited liability company, the members are not personally liable for any of the debts, obligations, losses, claims or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company records commissions from customer transactions and related clearing expenses on a trade-date basis. Revenue from its investment advisory and private placement services is recognized at the time the transaction is closed. The Company receives fee income for research directly from clients or from other brokerage firms as directed by their clients and is recognized at the time funds are received.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated lives of the assets. Leasehold improvements are amortized over the life of the lease.

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original maturity of three months or less.

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of FASB Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial position, results of operations or

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Pronouncements (Continued)
cash flows. All references to previous numbering of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the statement of financial condition and accompanying notes.

On January 1, 2009, the Company adopted new accounting guidance found in FASB ASC 820, *Fair Value Measurements and Disclosures*, for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis (at least annually). Adoption of the new guidance did not have a material impact on the Company's statement of financial condition.

On January 1, 2009, the Company adopted the new standard for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the standard did not have a significant effect on the Company's statement of financial condition.

Subsequent Events
In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before the statement of financial condition is issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the statement of financial condition; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its statement of financial condition; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted FASB ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the statement of financial condition was available to be issued on February 25, 2010.

NOTE 3. RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents cash held by the clearing organization for commissions generated in December 31, 2009, and the deposit with the clearing organization. The clearing deposit of $100,000 is required by the clearing organization.

NOTE 4. OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISKS

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealers on a daily basis and requiring customers to deposit additional collateral or reduce positions when necessary.

In addition, the Company is a member of other exchanges that trade and clear securities or futures contracts, or both. The agreements associated with the membership indemnify the exchanges for failure by the Company to comply with the obligations of the agreements, and any loss from a claim that might arise from trades that violate securities laws. Although the rules governing the different exchange memberships vary, in general, the Company's obligations would arise only if the exchange had previously exhausted its resources. The Company has not reflected any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The Company maintains its cash accounts at one commercial bank in amounts that, at times, may exceed the federal insurance limit.

NOTE 5. INCOME TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss.

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2006.

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2009:

Furniture and equipment	$	54,284
Computers		70,410
Leasehold improvements		7,488
		132,182
Less: accumulated depreciation and amortization		(123,145)
Property and equipment, net	$	9,037

Depreciation expense for the year ended December 31, 2009, amounted to $13,900.

NOTE 7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2009:

Operating expenses	$	160,359
Commissions payable		167,520
	$	327,879

NOTE 8. FAIR VALUE MEASUREMENTS

Pursuant to FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

> Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

NOTE 8. FAIR VALUE MEASUREMENTS (CONTINUED)

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates and yield curves observable at commonly quoted intervals or current market) and contractual prices for the underlying financial instrument, as well as other relevant economic measures.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The securities received as compensation by the Company during 2009 and distributed to its Parent, had a fair value of $68,400, and are categorized as Level 3 in the valuation hierarchy as a result of the restrictions on the sale of such securities. The money market funds held by the Company at December 31, 2009, are Level 2 in the valuation hierarchy based on inputs used to determine fair value. The fair value of the money market funds ($65,150) approximates their cost.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases office space in New York City under a sublease that expires on March 30, 2011. Additionally, the Company leases office space in Chicago under a lease that expires on July 31, 2010.

The approximate future minimum annual payments due under the leases are as follows:

Year ending December 31:		
2010	$	90,396
2011 (through March 30)		20,294
	$	110,690

The rent incurred by the Company under these leases for the year ended December 31, 2009, amounted to approximately $116,000.

Contingencies

The Company responded to a subpoena issued by the SEC in 2008 for documents regarding an SEC investigation of the Company's relationship with two entities and certain securities transactions involving both. The investigation is continuing and it is not certain if there will be any legal action brought against the Company by the SEC. The Company's management, after consultation with outside legal counsel, believes that there will not be any material adverse effect on the Company's financial position as a result of the SEC's investigation.

NOTE 9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Contingencies (Continued)
The Company was a defendant in an arbitration along with its clearing broker, Ridge Clearing and Outsourcing Solutions, Inc. The claimant was seeking recovery of the sales proceeds of a trade in excess of $1,000,000 plus interest and attorney fees. On March 18, 2009, the Company, its clearing broker, and the claimant settled all disputes and claims without cost to the Company.

NOTE 10. NET CAPITAL COMPUTATION

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2009, the Company had net capital of $311,201, which exceeded the Company's minimum net capital requirement of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.10 to 1 as of December 31, 2009.